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June 30, 2017

VIA EDGAR AND FEDERAL EXPRESS

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Swift Transportation Company
Registration Statement on Form S-4
Filed May 24, 2017
File No. 333-218196

Dear Mr. Brown:

Set forth below are the responses of Swift Transportation Company (“Swift”) (“we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated June 20, 2017, with respect to Swift’s Registration Statement on Form S-4 filed with the Commission on May 24, 2017, File No. 333-218196 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1.

General

1.	Please tell us what consideration you have given to the applicability of Rule 145(a) to the issuance of the new shares of Swift Class A Common Stock to the current holders of Swift Class B Common Stock. If you have concluded that it is not necessary to register the issuance of the new Class A shares, please explain the basis for your conclusion.

Response:

We believe it is not necessary to register the issuance of the new shares of Swift Class A Common Stock to the current holders of Swift Class B Common Stock because Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), exempts the issuance of such shares from registration under the Securities Act. As described below, we believe all elements of the Section 3(a)(9) exemption are satisfied.

Section 3(a)(9) provides a transactional exemption for “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The required elements of a Section 3(a)(9) exemption are that: (i) the exchange is being made by an issuer for its own securities; (ii) security holders are not parting with any consideration in the transaction other than outstanding securities of the issuer; and (iii) the issuer may not pay any commission or other remuneration, directly or indirectly, for the solicitation of the exchange.

First, should the Reclassification Proposal (as defined in the Registration Statement) be adopted, Swift will continue as the same legal entity (renamed Knight-Swift Transportation Holdings Inc.) and as the issuer of the Class A Common Stock. Second, only holders of Swift Class B Common Stock are making an exchange in the reclassification and will not part with any consideration other than their existing Swift Class A Common Stock. Third, Swift will not pay any commission or remuneration in connection with the exchange in a manner that would invalidate the Section 3(a)(9) exemption. While Swift intends to use a proxy solicitation firm in connection with soliciting votes for approval of the proposals in the Registration Statement, Swift’s proxy solicitor will not be soliciting votes from any holder of Swift Class B Common Stock because the holders of over 97% of the outstanding shares of Class B Common Stock have already agreed to vote their shares in favor of the Reclassification Proposal and each other Swift proposal described in the Registration Statement pursuant to the Swift Support Agreement (as defined in the Registration Statement). In addition, Swift’s proxy solicitor’s services will be ministerial in nature and will not involve any recommendation with respect to the Reclassification Proposal or encouragement to vote with respect to the Reclassification Proposal in a particular manner. Further, Morgan Stanley, as financial advisor to Swift, will not be engaging in the solicitation of any proxies. See SEC Compliance & Disclosure Interpretation Question 125.03.

2.	Please provide us with copies of the “board books” and any other materials provided to the boards and management of Swift Transportation Company and Knight Transportation Company in connection with the proposed transaction, including all presentations made by financial advisors.

Response:

A copy of the final presentation materials provided to the board of directors of Swift (the “Morgan Stanley Materials”) by Morgan Stanley & Co. LLC (“Morgan Stanley”) in connection with the rendering of its fairness opinion to the board of directors of Swift on April 9, 2017, as summarized under the caption “Opinion of Swift's Financial Advisor” beginning on page 101, is being furnished to the Staff under separate cover by Cravath, Swaine & Moore LLP (“Cravath”), counsel to Morgan Stanley, along with a request for confidential treatment of such materials under Rule 418(b) of the Securities Act of 1933, as amended (the “Securities Act”), Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act"), and the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Morgan Stanley has informed Swift that it will request that such materials be returned promptly to Cravath following completion of the Staff’s review thereof.

A copy of the final presentation materials provided to the board of directors of Knight by Evercore Group L.L.C. (“Evercore”) in connection with the rendering of its fairness opinion to the board of directors of Knight on April 9, 2017, as summarized under the caption “Opinion of Knight’s Financial Advisor” beginning on page 82, is being furnished to the Staff under separate cover by Gibson, Dunn & Crutcher LLP (“Gibson”), counsel to Evercore, along with a request for confidential treatment of such materials under Rule 418(b) of the Securities Act, Rule 12b-4 of the Exchange Act, and the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Evercore has informed Knight that it will request that such materials be returned promptly to Gibson following completion of the Staff’s review thereof.

Summary, page 13

Transaction, page 14

3.	Since the two companies will operate separately, clarify how the companies plan to service the debt and whether any debt will be serviced at the holding company level or by subsidiaries.

Response:

Although the existing Knight and Swift businesses will continue to be operated separately after the closing of the transaction, the performance of the businesses will be consolidated for financial accounting purposes. While it has not yet been determined where the indebtedness of the businesses will eventually be held, it is anticipated that it will be serviced from the cash flows of both businesses, and that both companies will be obligors with respect to such indebtedness. In response to the Staff’s comment, we have revised the disclosure on pages 14 and 63 of Amendment No. 1 to clarify this point.

Risk Factors, page 36

4.	Please tell us what consideration you gave to including a risk factor discussing the potential conflict of interest stemming from Morgan Stanley’s role as a lender to Swift Transportation, Mr. Moyes, and Mr. Keith Knight.

Response:

The board of directors of Swift was aware of Morgan Stanley’s lending relationships with Swift, Mr. Moyes and Mr. Keith Knight in connection with the Swift board of director’s evaluation of the proposed merger with Knight. Morgan Stanley’s role as a lender to Swift, Mr. Moyes and Mr. Keith Knight was also disclosed in the sections of the Registration Statement entitled “—Background of the Transaction” and “—Opinion of Swift’s Financial Advisor,” and in the opinion of Morgan Stanley included as Annex D—Opinion of Morgan Stanley & Co. LLC.

In considering whether to include a risk factor discussing Morgan Stanley’s role as a lender to Swift, Mr. Moyes and Mr. Keith Knight, we considered the fact that Mr. Moyes’ relationship with Morgan Stanley is limited to having a margin account with Morgan Stanley’s wealth management business through which he borrows money on customary terms and the fact that Morgan Stanley provided customary financial advisory and financing services for Swift. We also considered the fact that Mr. Keith Knight’s relationship with Morgan Stanley is limited to (i) having a margin account with Morgan Stanley’s wealth management business through which he borrows money on customary terms and (ii) being a guarantor of a line of credit that Morgan Stanley's wealth management business has extended to his son-in-law on customary terms. We also considered the fact that, although Mr. Keith Knight is the brother of Mr. Kevin Knight, Executive Chairman of Knight, Mr. Keith Knight is

neither a director nor an executive officer of Knight nor is he expected to be a director or executive officer of the combined company.

Therefore, we do not believe Morgan Stanley’s lending relationships with Swift, Mr. Moyes or Mr. Keith Knight constitute a significant factor that would make the offering speculative or risky and do not believe a separate risk factor is warranted.

Knight and Swift directors and officers may have interests in the transaction that may be different from, or in addition to, the interests of Knight stockholders and Swift stockholders, page 39

5.	Please expand this risk factor to specify the aspects of the Moyes consulting agreement which present risks to stockholders, and to better explain the nature of the risk.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 40 of Amendment No. 1.

Following the consummation of the transaction, the composition of the combined company board of directors will be different than the composition of the current Knight board of directors and the current Swift board of directors, page 40

6.	Please revise this risk factor to explain what you mean by an “independent” director, or explain how and by whom the determination that a proposed director is independent will be made.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 3, 23, 41 and 161 of Amendment No. 1.

The Swift Supporting Stockholders will be significant stockholders of the combined company and if a large percentage of their holdings were sold or otherwise disposed of, the stock price of the combined company’s shares could decline, page 40

7.	Please revise this risk factor to explain the restrictions and permissions related to Mr. Moyes’ pledges that will exist following the merger. Describe the agreements that control this and explain under what circumstances the agreements may be revised.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 41 and 42 of Amendment No. 1.

Knight and Swift will incur substantial direct and indirect costs as a result of the transaction, page 43

8.	Revise this risk factor to quantify the costs discussed to the extent it is possible to do so. We note your disclosure that the costs are difficult to estimate accurately; please provide an estimate and if necessary state that it may be subject to change.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 44 of Amendment No. 1.

The Transaction, page 61

Background of the Transaction, page 62

9.	Expand the discussion of the August 30, 2016 meeting between Kevin Knight and Jerry Moyes. Explain the circumstances of the meeting and which party initiated the meeting. If there was more detailed discussion of a possible business combination, describe the discussion.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 64 of Amendment No. 1.

10.	We note that Mr. Moyes announced his intention to resign as CEO of Swift in early September of 2016, within ten days of the discussion with Mr. Knight on August 30. Disclose what role, if any, that Mr. Moyes’ intention to step down played in the discussions and in the plan to merge the company. In addition please discuss what role the planned merger had on Mr. Moyes’ decision to retire as CEO.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 65 of Amendment No. 1. We have been informed by Mr. Moyes that a potential transaction with Knight played no role in his retirement from Swift. Mr. Moyes’ retirement was part of a leadership succession plan led by the Swift board of directors independently from Swift’s consideration of a potential merger with Knight.

11.	We note your disclosure that the parties had discussed a possible business combination “at various points over the past several years.” Please explain the reasons that the parties moved from discussion to execution of the transaction in August of 2016, but had refrained from doing so in the preceding years.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 64 of Amendment No. 1.

12.	Please revise your disclosure concerning the October 20, 2016 meeting to explain the reasons that Mr. Moyes was in a position to indicate that the holders of Swift Class B Common would be prepared to relinquish their voting power and accept the same consideration as Swift Class A stockholders in the proposed transaction. Disclose whether there was any discussion of any compensating benefits that the Class B holders might receive in return for giving up their Class B shares.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 66 of Amendment No. 1.

13.	We note your disclosure that Mr. Moyes consulted Mark Scudder, as counsel, on September 30, 2016 regarding “potential governance and voting terms applicable to Mr. Moyes...” and that Mr. Scudder met with Gary and Kevin Knight on October 20 to discuss “potential governance and share ownership matters that would affect Mr. Moyes as a stockholder should a potential transaction be further pursued by Knight and Swift.” These discussions continued through the month of October. Please disclose in further detail the topics discussed that were related to potential governance and the reasons that they were of concern to the parties. Specifically address in your disclosure what proposals were considered with respect to the management and control of the merged company.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 65, 66 and 70 of Amendment No. 1.

14.	In your discussion of the November 3, 2016 meeting, please quantify the additional compensation that the Swift board agreed should be paid to its members on a per meeting basis while the transaction was being considered.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 67 and 127 of Amendment No. 1.

15.	We note your disclosure that at the December 22, 2016 meeting, Mr. Moyes and Mr. Dozer recounted their prior interactions with Knight regarding the proposed transaction to the Swift board. Please revise the disclosure to recount the substance of those interactions for stockholders.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 68 of Amendment No. 1.

16.	Revise the disclosure of the February 1, 2017 meeting in which the Knights discussed the following topics: due diligence, governance, and how the Moyes family members would vote. In the revised disclosure, please provide the substance of the discussions. We note in this regard that these topics were discussed in several meetings that occurred in February and March of this year. Please revise where relevant to explain the issues that were of concern to the parties rather than noting the topics generally.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 70 of Amendment No. 1.

17.	We note the disclosure concerning the Revised Proposal, and the information that the reduced exchange ratio reflected the lower Swift stock price at the time. Please include in the description of events leading up to the eventual 0.72 exchange ratio any consideration that the boards gave to the fixed exchange ratio and the absence of any cap and collar provisions in the merger agreement, and the resulting price risk to the parties.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 67 and 72 of Amendment No. 1.

Knight’s Reasons for the Transaction; Recommendation of the Knight Board of Directors, page 72

18.	Please revise the section discussing negative factors the board considered to state whether the board considered the risks associated with the Swift Supporting Stockholders and the related governance issues, as referenced elsewhere in the prospectus.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 78 of Amendment No. 1.

Swift’s Reasons for the Transaction; Recommendation of the Swift Board of Directors, page 75

19.	Please tell us why you do not include as a potentially negative factor the fact that the 0.72 exchange ratio will result in Swift stockholders owning approximately 54% of the combined companies despite the fact that Swift is responsible for a substantially larger share of the revenue.

Response:

We did not include as a potentially negative factor the fact that the 0.72 exchange ratio would result in Swift stockholders owning approximately 54% of the combined company, despite Swift’s responsibility for a substantially larger share of the revenue, because while the Swift board of directors reviewed the relative contribution by the two companies of a number of financial metrics, revenue was not considered by the Swift board of directors to be a significant factor in this transaction given that Swift and Knight have significantly different operating margin profiles.  For this reason, we do not believe it is appropriate to include such disclosure as a potentially negative factor considered by the Swift board of directors. Please see “—Opinion of Swift’s Financial Advisor” for a description of the material financial analyses performed by Morgan Stanley in connection with its fairness opinion to the Swift board of directors. We further note that the exchange ratio used to determine the respective ownership interest in the combined company implied a premium of 10% to the trading price of shares of Swift Class A Common Stock on the last trading day before the Swift board of directors approved the merger.

20.	Please tell us why you do not include as a potentially negative factor the fact that, as stated on page 67, Mr. Moyes informed the Swift board of directors that he would not support any strategic transaction involving Swift other than a combination with Knight.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 82 of Amendment No. 1.

Opinion of Knight’s Financial Advisor, page 79

Public Company Trading Multiples Analysis, page 84

21.	Please explain the financial advisor’s basis for its reliance on only two companies of comparable size to Knight for its analysis, and explain the relevance of the smaller companies.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 89 of Amendment No. 1.

Premiums Paid Analysis, page 88

22.	Please explain the basis for Evercore’s assumption that Knight is the “nominal acquiror” in the transaction.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 93 of Amendment No. 1.

Opinion of Swift’s Financial Advisor, page 96

23.	Please provide us with the publicly available projections that Morgan Stanley used in reaching its fairness judgement, referred to as the Swift Street Consensus Case on page 97. We may have further comments when we have reviewed these materials.

Response:

In response to the Staff’s comment, we direct the Staff to page 32 of the Morgan Stanley Materials, which sets forth the Swift Street Consensus Case.

Swift Management’s Unaudited Prospective Financial Information, page 106

24.	Please revise this section to fully describe the key assumptions relied upon by Swift’s management in the preparation of the projections on pages 108-111 so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of these projections. In addition please explain any differences in the assumptions used in the Knight management forecast on page 94 and the Swift disclosure beginning on page 108.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 99, 100, 113, 114, 115, 116 and 117 of Amendment No. 1.

Knight and Swift Unaudited Pro Forma Condensed Combined Financial Statements, page 158

25.	We note that Knight will be treated as the acquirer in the merger for accounting purposes. Please provide us your analysis in detail that supports your conclusion that Knight is the acquirer in the merger for accounting purposes. Your analysis should include all factors considered and the weight given to each factor in arriving at your conclusion.

Response:

In reaching the conclusion that Knight is the acquiring entity in the merger for accounting purposes, the parties conducted an analysis based on the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic ASC 805, Business Combinations. As more fully described below, the parties took into account the structure of the merger and the other transactions contemplated by the merger agreement, the relative share ownership in the combined company of the parties' stockholders, the composition of the combined company’s board of directors and the composition of the senior management of the combined company.

Specifically, the parties reviewed the considerations for determining the accounting acquirer set forth in ASC 805-10-55-12 and analyzed each such consideration in the context of the proposed merger. The considerations set forth in ASC 805-10-55-12 are restated below and the parties' analysis of each consideration in the context of the proposed merger is indicated in italics:

55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.

Under the terms of the merger agreement, the transaction will be implemented by means of a merger of Knight with a direct wholly owned subsidiary of Swift, with the Swift legal entity issuing shares to the Knight stockholders in the merger and being the parent entity of the combined company. Although the Swift legal entity will be the issuer of the shares in the merger, the Knight shares will, as an economic matter, be the shares that both the Swift and Knight stockholders will hold after the merger. This is because in the merger the outstanding Knight shares will be converted into shares of the combined company on a one-for-one basis. In contrast, in connection with the transaction (immediately before the merger), each outstanding Swift share will be converted, by means of a reverse stock-split, into 0.720 of a share, a ratio, as is customarily the case for the shares of a target company. Moreover, the shares of the combined company will be traded on the NYSE under the current Knight symbol of “KNX” and the charter and bylaws of the combined company will reflect, predominantly, the terms and provisions (including a classified board structure) currently contained in Knight's charter and bylaws. Finally, for purposes of ascribing value to the transaction, the Swift board of directors viewed the merger as reflecting a value of $22.07 per Swift share, determined by multiplying the 0.720 ratio by the closing price of the Knight shares on the last trading day before the Swift board approved the merger.

However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants or convertible securities.

Currently, Swift has two classes of common stock: class A common stock, which is publicly traded and entitles its holders to one vote per share, and class B common stock, which may be held only by Jerry Moyes (Swift's founder and former CEO) and members of his family and their entities ("Moyes Stockholders") and entitles its holders to two votes per share. By virtue of their ownership of class B common stock (and a small amount of Class A common stock) the Moyes Stockholders currently hold approximately 55% of the Swift voting power. In contrast, Knight has only one class of common stock, which is publicly traded and entitles its holders to one vote per share. In the transaction, all of the Swift stockholders, including the Moyes Stockholders and the Knight stockholders, will receive shares of class A common stock of the combined company that, like the Knight shares prior to the merger, will be publicly traded and entitle its holders to only one vote per share. Upon completion of the merger, that class of one-vote-per-share common stock will be the only class of common stock that the combined company will have. Nonetheless, immediately after the completion of the merger, former Knight stockholders and former Swift stockholders are expected to own approximately 46% and 54%, respectively, of the issued and outstanding shares of class A common stock of the combined company. Of the 54% of the combined company shares that former Swift stockholders will hold, approximately 24% of the combined company shares will be held by the Moyes Stockholders. However, pursuant to a stockholder agreement between the Moyes Stockholders and the combined company, the Moyes Stockholders will have the right to vote only 12.5% of the outstanding shares of the combined company in their discretion; all shares of the combined company they own beyond 12.5%, representing approximately 11.5% of the outstanding shares immediately after the transaction, will be voted as determined by majority vote of a committee comprised of Kevin Knight, who will be the Executive Chairman of the combined company, Gary Knight, who will be the Vice Chairman of the combined company, and Jerry Moyes. Accordingly, although former Swift stockholders will own 54% of the combined company shares after closing, they will only hold approximately 42.5% of the voting power of the combined entity, with the remaining 11.5% voted by the committee. In contrast, former Knight stockholders will hold 46% of the voting power. As such, this factor tends not to favor Swift or Knight as the acquirer.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Upon completion of the merger, the Moyes Stockholders will own approximately 24% of the outstanding shares of the combined company. However, as noted above, pursuant to a stockholder agreement between the Moyes Stockholders and the combined company, the Moyes Stockholders will have the right to vote only 12.5% of the outstanding shares of the combined company in their discretion; all shares of the combined company they own beyond 12.5% will be voted as determined by majority vote of a committee comprised of Kevin Knight, who will be the Executive Chairman of the combined company, Gary Knight, who will be the Vice Chairman of the combined company, and Jerry Moyes. However, in the event of a stockholder vote on a potential change of control of the combined company, the Moyes Stockholders will be entitled to vote all of their shares in their discretion. Nonetheless, because the Moyes Stockholders will generally have voting discretion (including for election of directors) over only 12.5% of the outstanding shares of the combined company, the parties do not believe this consideration is significant enough to be a factor in favor of Swift being the accounting acquirer.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The board of directors of the combined company is expected initially to be comprised of 13 members, consisting of all of the nine current directors of Knight and four (of the six) current directors of Swift. Moreover, Kevin Knight, Knight's current Executive Chairman, will be appointed as Executive Chairman of the board of directors of the combined company, Gary Knight, Knight's current Vice Chairman, will be appointed as Vice Chairman of the board of directors of the combined company, and Kathryn L. Munro, Knight's independent lead director, is expected to be the independent lead director of the combined company. Although pursuant to the stockholder agreement between the Moyes Stockholders and the combined company, Jerry Moyes will initially have the right to nominate up to 2 combined company directors, the former Knight directors, who will constitute a majority of the combined company board, will have the ability to control the nomination of the remaining members of the board. The composition of the governing body tends to favor Knight as the acquirer.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The executive team of the combined company will be comprised solely of members of the current executive team of Knight. The combined company will be led by Kevin Knight, Knight's current Executive Chairman, who will serve as Executive Chairman of the combined company, David Jackson, Knight’s current Chief Executive Officer, who will serve as Chief Executive Officer of the combined company, and Adam Miller, Knight’s current CFO, who will serve as Chief Financial Officer of the combined company. Moreover, the other members of Knight's current executive team are expected to hold similar positions with the combined company after the merger. In that connection, Swift’s current Chief Executive Officer, Chief Financial Officer and General Counsel will depart immediately after the closing of the transaction. The composition of the senior management of the combined entity tends to favor Knight as the acquirer.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

As noted above, the Swift board of directors viewed the merger as reflecting a value of $22.07 per Swift share, determined by multiplying the 0.720 ratio by the closing price for the Knight shares on the last trading day before the Swift board approved the merger. The $22.07 per share amount reflects a 10% premium to the Swift stock’s most recent closing price prior to the announcement of the merger. This is another factor that favors Knight as the acquirer.

As a final part of our overall analysis, the companies noted that ASC 805 provides for additional considerations when determining the accounting acquirer in ASC 805-10-55-13 through 55-14 which state:

55-13 The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues or earnings) is significantly larger than that of the other combining entity or entities.

Swift’s total assets and revenue are substantially larger than Knight’s for the year ended December 31, 2016. However, their incomes before taxes and their relative market cap/FV are similar with Swift being slightly larger.

55-14 In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

Kevin Knight, Executive Chairman of Knight, initiated conversations with representatives of Swift regarding the combination.

The following chart outlines each of the factors referenced above and whether that factor indicated that Knight or Swift would be the accounting acquiror. In addition, it is noted, as indicated above, that although the Swift legal entity will be the issuer of the shares in the merger, it will be the Knight shares that will, as an economic matter, be the shares that both companies' stockholders will hold after the merger.

Factors	Knight	Swift	Neutral (or not a factor)
Voting Interest			X
Minority Block			X
Board Representation	X
Management Representation	X
Premium	X
Relative Size		X
Initiation of Combination	X

Based on the foregoing, the companies have concluded that Knight is the acquiring entity in the merger for accounting purposes, the parties conducted an analysis based on Topic ASC 805, Business Combinations.

If you have any questions with respect to the foregoing, please do not hesitate to contact Richard B. Aftanas of Kirkland & Ellis LLP at (212) 446-4800 or via email at richard.aftanas@kirkland.com.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Via E-mail
Richard Stocking (Swift Transportation Company)
Mickey R. Dragash (Swift Transportation Company)
Michael P. Brueck (Kirkland & Ellis LLP)
Claire E. James (Kirkland & Ellis LLP)
Todd F. Carlson (Knight Transportation, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)
Maxwell Yim (Fried, Frank, Harris, Shriver & Jacobson LLP)
Mark A. Scudder (Scudder Law Firm, P.C., L.L.O.)
Earl H. Scudder (Scudder Law Firm, P.C., L.L.O.)

Patrick Kuhn (Securities and Exchange Commission)
Doug Jones (Securities and Exchange Commission)
Julie Griffith (Securities and Exchange Commission)